September 7, 2016

EnviroStar, Inc.

290 NE 68th Street

Miami, Florida 33138

Attention: Henry Nahmad, President

Dear Mr. Nahmad,

This letter is to confirm that WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") has agreed to provide the credit facilities described below to EnviroStar, Inc., a Delaware corporation ("Borrower”), subject to all of the terms and conditions contained herein.

LINE OF CREDIT:

Line of Credit. A revolving line of credit under which Bank will make advances to Borrower from time to time up to and including the date which is five (5) years from the closing of the Line of Credit (the “Line of Credit Maturity Date”), not to exceed at any time the maximum principal amount of $15,000,000.00 ("Line of Credit"), the proceeds of which shall be used to finance Borrower’s working capital requirements and certain approved acquisitions.

Limitation on Borrowings. Outstanding borrowings under the Line of Credit, to a maximum of the principal amount set forth above, shall not at any time exceed the lesser of (i) $15,000,000, or (ii) the amount available as calculated under the Asset Coverage Ratio. All of the foregoing shall be determined by Bank upon receipt and review of all collateral reports and other additional documents as Bank may from time to time reasonably require.

TERM LOAN:

Term Loan. A term loan in the principal amount of $5,000,000 ("Term Loan"), the proceeds of which shall be used to finance the acquisition of substantially all of the assets of Western State Design, Inc.

Repayment. Principal and interest on the Term Loan shall be repaid monthly in installments of $59,523.81 each, based on an 84-month straight-line principal amortization schedule, with a final installment consisting of all remaining unpaid principal and accrued interest due and payable in full on the date which is five (5) years from the closing of the Term Loan (the “Term Loan Maturity Date”).

Prepayment. Borrower may prepay principal on the Term Loan at any time, in any amount and without penalty, subject to any early breakage or termination fees set forth in any interest rate swap or other swap transaction. All prepayments shall be applied on the most remote principal installment or installments then unpaid.

EnviroStar, Inc.

INTEREST RATE PROTECTION:

To hedge the variable interest expense of the Term Loan, Borrower shall have the option to acquire an interest rate swap or other swap transaction, provided that the terms, conditions and provider of the swap are reasonably acceptable to Bank and each party to the swap and each of Borrower’s credit support providers satisfy all eligibility, suitability and other requirements under the Commodity Exchange Act and CFTC regulations.

Any swap with Bank shall be secured and guaranteed by the same collateral and Guarantors securing and guaranteeing the credit facility.

Since the current level of our swap rates may be important to Borrower in selecting Bank as provider of the credit facility, a hedge using a 5-year interest rate swap would have a Bank fixed rate of 4.16% hedging LIBOR, inclusive of a 0% floor, as the floating rate index together with the loan spread set forth herein.  Client may also choose not to hedge the 0% floor and in this case the rate is 4.03%. The above is indicative only and is based on market conditions existing as of approximately 8:50am eastern time on September 7, 2016. An actual swap rate may be higher or lower depending on market conditions at the time a swap is entered into.

Nothing herein is a recommendation, solicitation, commitment or offer for any swap, and Borrower acknowledges that Bank may be unable under the Commodity Exchange Act and regulations thereunder to recommend or offer Borrower a swap unless Bank determines the swap would be suitable and certain other requirements are satisfied, including onboarding documentation and swap trading relationship documentation. Express wording in swap transactions is required to place a 0% floor on LIBOR or other floating benchmark rate of the swap transaction, and no such 0% floor is included in an interest rate swap or other swap transaction unless mutually agreed between the parties as reflected in the swap confirmation. Before executing any closing documents for a credit facility, Borrower and its credit support providers should review and understand Bank’s “Disclosure of Material Information for Swaps” and accompanying documents available at: www.wellsfargo.com/swapdisclosures, including the risks and potential costs of locking in a fixed rate under an interest rate swap.

If Borrower would like information about swaps or hedging with Bank, we can refer you to our swap specialists.

INTEREST/FEES:

Interest. The outstanding principal balance of the Line of Credit shall bear interest at the rate of One Month LIBOR plus 2.25% and the outstanding principal balance of the Term Loan shall bear interest at the rate of One Month LIBOR plus 2.85%.

Commitment Fee. Borrower shall pay to Bank a non-refundable commitment fee in connection with the Line of Credit equal to $37,500, and a non-refundable commitment fee in connection with the Term Loan equal to $25,000, which fees shall be due and payable in full on the date of the closing of the Line of Credit and the Term Loan, respectively.

EnviroStar, Inc.

COLLATERAL:

As security for all indebtedness and other obligations of Borrower to Bank described herein, Borrower shall grant to Bank security interests of first priority in all assets of Borrower and its Subsidiaries, except as may be approved by Bank. The Line of Credit and the Term Loan shall be cross-defaulted and cross-collateralized.

Borrower shall pay to Bank immediately upon demand the full amount of all charges, costs and expenses (to include fees paid to third parties and all allocated costs of Bank personnel), expended or incurred by Bank in connection with any of the foregoing security, including without limitation, filing fees and costs of appraisals and audits.

GUARANTIES:

The payment and performance of all indebtedness and other obligations of Borrower to Bank under the Term Loan and the Line of Credit shall be guaranteed jointly and severally by Borrower’s wholly-owned Subsidiaries, including, but not limited to, Steiner-Atlantic Corp., Dryclean USA Corp., and Western State Design, Inc. (each, a “Guarantor”). All newly formed, created and/or acquired Subsidiaries formed, created or acquired after the closing of the credit facilities shall promptly execute joinders to the Guaranty provided to Bank in form acceptable to Bank.

SUBORDINATION OF DEBT:

All indebtedness of Borrower to its shareholders, subsidiaries and affiliates shall be subordinated in right of repayment to all indebtedness of Borrower to Bank. The foregoing shall not include Borrower’s obligations related to regularly scheduled lease or rental obligations to its shareholders pursuant to bona fide written leases (copies of which have been provided to Bank), ordinary compensation to its shareholders (which compensation does not constitute indebtedness), share issuances to its shareholders, post-closing adjustments to the purchase price owed to Western State Design, Inc. in the asset purchase agreement, and buyer and seller indemnifications under the asset purchase agreement.

CONDITIONS PRECEDENT:

Prior to Bank's extension to Borrower of any credit contemplated by this letter, all of the following shall have occurred:

Field Exam. Bank shall have completed a Field Exam prior to the closing of the Line of Credit and the Term Loan satisfactory to Bank, which Field Exam shall be at Borrower’s expense. The initial Field Exam, and any other Field Exams required during the term of the Line of Credit, shall be capped at $12,500 each.

EnviroStar, Inc.

Investment Requirement. Prior to the closing of the Line of Credit and the Term Loan, Borrower shall have raised a minimum of $6 million in cash, via a Private Investment in Public Equity (PIPE). A minimum of $6 million of the PIPE funds raised must be applied towards the cash portion ($18 million) of the total $28 million purchase price set for the acquisition of Western State Design, Inc.

Review of Due Diligence and Contracts. Bank shall have completed satisfactory review of due diligence required by Bank including, without limitation, (i) the Borrower’s due diligence, relating to the pending acquisition of Western State Design, Inc and (ii) Borrower’s two largest contracts outlined on their most recent backlog report.

Loan Documents. Borrower shall have executed, or caused to be executed by any Guarantor or other party required hereby, and delivered to Bank, any and all promissory notes, contracts, instruments and other documents, including without limitation a comprehensive loan agreement, required by Bank to evidence Bank's extension of credit pursuant to the terms and conditions of this letter, all of which shall be in form and substance satisfactory to Bank and shall include, in addition to the terms and conditions of this letter, customary representations, warranties, conditions, covenants, events of default and other provisions.

Financial Condition. There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower or any of its Subsidiaries, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower or any such Subsidiary or each Guarantor.

Insurance. Borrower shall have delivered to Bank evidence of insurance coverage on all Borrower's property, in form, substance, amounts, covering risks and issued by companies satisfactory to Bank, and where required by Bank, with loss payable endorsements in favor of Bank.

COVENANTS:

The loan agreement required by Bank shall include such covenants as Bank may require, which may include, without limitation, (a) customary covenants obligating Borrower, and any Guarantor or other party as required by Bank, to: provide financial statements; preserve and maintain its facilities; maintain insurance; pay taxes and other indebtedness when due; notify Bank of litigation; and maintain Borrower's financial condition at levels and in accordance with standards acceptable to Bank; and (b) covenants restricting the ability of Borrower, or any such Guarantor or other party, to: invest in fixed assets; incur lease obligations; borrow from others; create or permit liens on assets; merge; change the nature of Borrower's business; sell a substantial part of Borrower's assets; make loans or investments; pay dividends or redeem stock; or guaranty debts of others.

The loan agreement will include language to allow Bank to file against each individual government contract in accordance with the terms of the Assignment of Claims Act of 1940,

EnviroStar, Inc.

following and during the continuance of an Event of Default under the terms of the loan agreement. In addition, Borrower shall provide executed “Notice of Assignment of Accounts” instruments from each government contract party under a contract to which it is a party as a condition to closing, provided however, that with respect to government contracts to which Western State Design, Inc., Borrower, Guarantor and/or their subsidiaries is a party, Borrower will obtain such Notice of Assignment of Accounts from the applicable government contract party promptly after such party has approved the assignment of such contract to Borrower; provided, however, so long as such contracts otherwise satisfy the eligibility requirements set forth in the loan agreement, such contracts of Western State Design, Inc., Borrower, Guarantor and/or their subsidiaries will be considered Eligible Government Account Receivables for the calculation of the Asset Coverage Ratio for a period of 120 days from the closing of the acquisition of Western State Design, Inc., notwithstanding Bank has not received such Notices of Assignment of Accounts and such contracts have not yet been assigned to Borrower.

Without limiting the covenants which Bank may require in the loan agreement with Borrower, Bank has determined that such document will include Borrower's agreement:

Financial Statements. To provide to Bank all of the following, in form and detail satisfactory to Bank:

➢	Annual contract waterfall report for contracts longer than one year.
➢	Report to Bank of newly acquired entities; Bank will add newly acquired entities as Guarantors to the Loan Agreement.
➢	Not later than 90 days after and as of each fiscal year end, an audited financial statement of Borrower, prepared by a CPA reasonably acceptable to Bank to include balance sheet, income statement and cash flow statement.
➢	Not later than 45 days after and as of each fiscal quarter end, a company prepared financial statement of Borrower, prepared by Borrower, to include balance sheet, income statement and cash flow statement.
➢	Not later than 45 days after and as of each fiscal quarter end, Accounts Receivable Aging Report, Work in Process, Backlog Report, Inventory Report, and Accounts Payable Aging.
➢	Not later than 30 days after the close each fiscal year end the Borrower shall submit an annual financial projection/budget to the Bank.
➢	Covenant Compliance Certificate to be provided along with each financial statement, certified as true and correct by person with appropriate Borrower authority.

Financial Performance Covenants:

Financial Performance Covenants, to be tested quarterly and calculated on a rolling four quarter basis, to include the following:

Fixed Charge Coverage Ratio (FCCR). Minimum of 1.25 to 1.00. FCCR shall be defined as: the sum of Net Profit After Tax, Depreciation, Amortization, Interest Expense (including any interest permitted to be paid on Shareholder Debt), +/-Net Distributions; divided by the sum of interest expense, current portion of long term debt (including any principal payments permitted to be paid on Shareholder Debt), and capitalized lease payments.

EnviroStar, Inc.

Asset Coverage Ratio. Minimum of 1.00 to 1.00, compliance to be measured quarterly, unless utilization under the Line of Credit exceeds 50% whereby the Asset Coverage Ratio will be measured monthly. The Asset Coverage Ratio shall be defined as: the ratio of (a) the sum of (i) ninety percent (90%) of Eligible Government Account Receivables, plus (ii) eighty-five percent (85%) of Eligible Commercial Accounts Receivables, plus (iii) the sum of (A) up to sixty percent (60%) of Eligible Equipment Inventory, plus (B) up to forty percent (40%) of Eligible Parts Inventory divided by (C) the outstanding principal balance of the Revolving Line of Credit. Advance rates outlined within the Asset Coverage Ratio to be limited to the maximum amount as determined in the required Pre-Loan Field Examination. For purposes of calculating the Asset Coverage Ratio upon the acquisition of Western State Design, Inc., such ratio shall be determined by a pro-forma balance sheet provided by Borrower prior to the closing of the acquisition of Western State Design, Inc., so long as the closing of the Line of Credit occurs within three (3) business days from the closing of such acquisition. Bank acknowledges that the accounts of Western State Design, Inc. shall not be deemed ineligible for a period of 120 days from closing of the acquisition of Western State Design, Inc., even though Bank has not received the Notices of Assignment of Accounts with respect to its government contracts.

Ineligible Accounts Receivable may include, without limitation among other customary ineligible Accounts, Accounts more than 120 days past due date, Cross-Aging more than 90 days past due date, Concentration Caps, Pre-billings, Foreign Accounts, Affiliate/Employee/Intracompany Accounts, Contra Accounts, Bonded Receivables, Retentions, Accounts in Litigation, bankruptcy, receivership, dispute or with a collection agency.

Senior Leverage Ratio. Maximum of 2.50 to 1.00. Senor Leverage Ratio shall be defined as: Total Funded Senior Secured Debt divided by Earnings Before Interest Taxes Deprecation Amortization (EBITDA), where Funded Senior Secured Debt is defined as the outstanding principal balance of all Senior Secured Debt. EBITDA shall exclude one-time charges related to the acquisition of Western State Design, Inc. and shall exclude reasonable one-time charges for other acquisitions permitted by Bank, in accordance with the terms of the Loan Documents.

Total Leverage Ratio. Maximum of 3.50 to 1.00. Total Leverage Ratio shall be defined as: Total Funded Senior Secured Debt plus Subordinated Shareholder Debt divided by Earnings Before Interest Taxes Depreciation Amortization (EBITDA), where Total Funded Senior Secured Debt plus Subordinated Debt is defined as the outstanding principal balance of all Senior Secured Debt plus Subordinated Debt. EBITDA shall exclude one-time charges related to the acquisition of Western State Design, Inc. and shall exclude reasonable one-time charges related to other acquisitions approved by Bank in accordance with the terms of the Loan Documents. All Shareholder Debt must be fully subordinated to the Bank’s Debt.

Profitability. No quarterly loss is permitted. This provision shall exclude one-time expenses related to the acquisition of Western States Design, Inc., and such other reasonable one-time expenses related to other acquisitions approved by Bank in accordance with the terms of the Loan Documents.

Distributions. Distributions will be limited to a maximum of 35% of Net Income and prohibited after the occurrence of an Event of Default.

EnviroStar, Inc.

Future Acquisitions. To be limited to the total purchase price but not greater than $5,000,000 in the aggregate in any calendar year, without Bank prior approval, which shall not be unreasonably withheld or delayed, and provided also that the Borrower demonstrates proforma compliance with all loan covenants prior to borrowing for said acquisition(s).

Litigation. To promptly give notice in writing to Bank of any litigation pending or threatened against Borrower.

Primary Deposit Relationship. Bank shall be the primary depository and treasury management service provider of Borrower and its Subsidiaries.

ADDITIONAL TERMS AND PROVISIONS:

Whether or not any credit is extended to Borrower or a loan agreement or any other documents are agreed to and executed, Borrower shall be liable for and shall pay to Bank, immediately upon demand, the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel) expended or incurred by Bank in connection with the negotiation and/or preparation of this letter, any such loan agreement, and any other contracts, instruments and documents required hereunder or thereunder. Bank or a third party law firm it choose shall prepare legal documents required to complete these loans. The legal fees shall be capped at $7,500 in the event that comments to the Loan Documents are limited to one major turn of comments.

This letter shall be governed by and construed in accordance with the laws of the State of New York. Upon the demand of any party, any action, dispute, claim or controversy of any kind, whether in contract or tort, statutory or common law, legal or equitable, arising under or in any way pertaining to this letter or any extensions of credit or other activities, transactions or obligations of any kind related hereto, shall be resolved by binding arbitration administered by the American Arbitration Association ("AAA") in accordance with the AAA Commercial Arbitration Rules and the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision herein. Bank's current standard provision governing arbitration of disputes is deemed incorporated herein as though set forth in full and shall be included in full in the loan agreement and/or other contracts, instruments and documents required hereby. Any party who fails or refuses to submit to arbitration following a lawful demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration.

The commitment set forth herein is personal to Borrower and may not be transferred or assigned without the prior written consent of Bank. Neither this letter, nor any portions hereof, may be disclosed or exhibited to any person or entity without the prior written consent of Bank.

Bank reserves the right to terminate this commitment at any time prior to receipt by Bank of a copy of this letter executed below by Borrower.

EnviroStar, Inc.

Your acknowledgment of this letter, together with deliver to the Bank of a deposit in the amount of $25,000 (the “Deposit”) shall constitute acceptance of the foregoing terms and conditions. Such Deposit shall be used to cover costs and expenses incurred by the Bank (including fees and disbursements of outside counsel). Any portion of the Deposit remaining at Closing shall be credited to the Commitment Fees. Unless accepted or terminated, this commitment shall expire on September 9, 2016. If the loan documentation required by Bank hereunder is not completed and the credit contemplated hereunder has not been extended by Bank to Borrower for any reason by October 30, 2016, then this commitment shall expire on said date.

Sincerely,
WELLS FARGO BANK,
NATIONAL ASSOCIATION

By:	/s/ Robert Lozano
Robert Lozano, Regional Vice President

By:	/s/ Matthew J. Rapport
Matthew J. Rapoport, Assistant Vice President

Acknowledged and accepted as of September 7, 2016.

EnviroStar, Inc., a Delaware corporation

By:	/s/ Henry Nahmad
Name:	Henry Nahmad
Title:	Chief Executive Officer